Exhibit 100.0

NICE Actimize Creates “Future of Enterprise Fraud” Educational
Events Featuring Leading Industry Analyst

The event series highlights protection and governance strategies for financial institutions addressing today’s enterprise fraud challenges

Hoboken, NJ, February 22, 2019 – NICE Actimize, a NICE (NASDAQ: NICE) business and the leader in Autonomous Financial Crime Management, announces its “Future of Enterprise Fraud” breakfast series events at which two leading enterprise fraud experts will share best practices and industry trends from their experiences and insights around global fraud technology implementations. The first event kicks off in San Francisco, and will be held on March 5 at the Intercontinental Hotel, conveniently located near the upcoming RSA Conference at Moscone Center. The second event will be conducted on March 27 at the Crowne Plaza Times Square in New York City, and will be done in conjunction with the Fraud & Financial Crime USA Congress 2019 - Center for Financial Professionals (CeFPro).

At each event, guest speaker Andras Cser, Forrester Research, VP, Principal Analyst, serving security and risk professionals, and Be’eri Mart, Vice President, GM Fraud, NICE Actimize will present their views on fraud fighting tactics that can be adopted by financial institutions. Cser will share his in-depth knowledge on FI’s challenges and industry solutions as recently addressed through his research for the "The Forrester Wave™: Enterprise Fraud Management, Q3 2018." Cser and Mart will each cover expected emerging fraud trends in 2019 and offer suggestions on how to position financial institutions to succeed in the fast-paced world of financial fraud.

Discussion topics at the events will include:
•	Protecting payments in a rapidly evolving banking landscape
•	The critical role of data diversity in fraud monitoring
•	Model governance and transparency in modeling
•	Consolidating and integrating enterprise fraud management and anti-money laundering teams, processes, and tools

“The industry has learned to never underestimate the speed and tenacity of fraudsters. With that, managing anti-fraud operations is becoming more complex and FIs are learning that their data capacity requirements may be currently outgrowing their current enterprise fraud systems. As fraudsters become more agile and sophisticated, so must approaches to fraud management. Financial institutions simply can’t underestimate how quickly and completely fraudsters will attack,” said Craig Costigan, CEO, NICE Actimize.

Additional NICE Actimize Enterprise Fraud resources:
•	To download a complimentary copy of The Forrester Wave™ for Enterprise Fraud Management, Q3, 2018, please visit this page here.
•	To review a NICE Actimize webinar featuring Andras Cser, Forrester Research, VP, Principal Analyst, please click here.

Registration information:
•	To register for the event on March 5 at the Intercontinental, San Francisco, please click here.
•	The New York event at the Crowne Plaza is by invitation only. For further information, please contact info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.